                                             -----------------------------------
                                                         OMB APPROVAL
                                             -----------------------------------
                                             OMB Number         3235-0287
                                             Expires:       December 31, 2001
                                             Estimated average burden
                                             hours per response............. 0.5
                                             -----------------------------------
------------------------------
        FORM 5

------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


[ ]    Check this box if
       no longer subject to
       Section 16.  Form 4       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
       or Form 5 obligations          Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
       may continue.
       See Instruction (b).
[ ]    Form 3 Holdings
       Reported
[X]    Form 4 Holdings
       Reported

      ---------------------------------- ------------------------------------------------------------------------
      1. Name and Address of Reporting   2. Issuer Name and Ticker or Trading Symbol
         Person*

      Ehrlich         Burtt        R.    Langer, Inc. (GAIT)

      ---------------------------------- ------------------------------------  ----------------------------------
      (Last)         (First)    (Middle) 3. IRS or Social Security Number       4. Statement for Month/Year
                                            of Reporting Person (Voluntary)

      20 Brynwood Lane                                                             December 31, 2001
      ---------------------------------- ------------------------------------  ----------------------------------
                 (Street)                                                       5. If Amendment, Date of Original
                                                                                   (Month/Year)

      Greenwich       CT          06831

      ---------------------------------- -------------------------------------------------------------------------------------------
      (City)        (State)       (Zip)
      ---------------------------------- -------------------------------------------------------------------------------------------


      --------------------------------------------------------------------------
      6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

         x    Director                           10% Owner
      --------                             ------

              Officer (give                      Other
      --------                             ------
              title below)                       (specify below)


      --------------------------------------------------------------------------
      7.    Individual or Joint/Group Filing (Check Applicable Law)
                x   Form filed by One Reporting Person
            --------
                    Form filed by More than One Reporting Person
            --------

      -------------------------------------------------------------------------------------------
      Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
      -------------------------------------------------------------------------------------------

      ---------------------------------- ---------- ---------- ---------------------------- ------------------- --------------
      1. Title of Security   (Instr. 3)  2. Trans-  3. Trans-   4. Securities Acquired (A)  5. Amount of        6. Owner-
                                            action     action      or Disposed of (D)          Securities          ship
                                            Date       Code                                    Beneficially        Form:
                                                       (Instr.                                 Owned at End of     (D) Dir
                                                        8)                                     Issuer's Fiscal     ect or (I)
                                                                                               Year (Instr. 3      Indirect
                                                                                               and 4)              (Instr. 4)
      ---------------------------------- ---------- ---------- ------ ------------ -------- ------------------- -------------
                                        (Month/Day     Code    Amount  (A) or (D)   Price
                                          /Year)
      ---------------------------------- ---------- ---------- ------ ------------ -------- ------------------- -------------
      Common Stock, par value $0.02 per                                                              91,474            D
      share
      ---------------------------------- ---------- ---------- ------ ------------ -------- ------------------- -------------
      Common Stock, par value $0.02 per                                                              31,500            I
      share
      ---------------------------------- ---------- ---------- ------ ------------ -------- ------------------- -------------
      Common Stock, par value $0.02 per                                                              13,500            I
      share
      ---------------------------------- ---------- ---------- ------ ------------ -------- ------------------- -------------
      Common Stock, par value $0.02 per                                                              15,100            I
      share
      ---------------------------------- ---------- ---------- ------ ------------ -------- ------------------- -------------
      Common Stock, par value $0.02 per                                                              19,900            I
      share
      ---------------------------------- ---------- ---------- ------ ------------ -------- ------------------- -------------



      ------------------------------------------------------------
      7. Nature Indirect Beneficial
      Ownership
     (Instr. 4)

      ------------------------------------------------------------


      ------------------------------------------------------------


      ------------------------------------------------------------
      By trust f/b/o David Ehrlich (1)
      ------------------------------------------------------------
      By trust f/b/o Julie Ehrlich (1)
      ------------------------------------------------------------
      By David Ehrlich (1)
      ------------------------------------------------------------
      By Julie Ehrlich (1)
      ------------------------------------------------------------


 FORM 5 (continued)      Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                 (e.g., puts, calls, warrants, options, convertible securities)

      -------------- ----------- ---------- ---------- ----------------------- ------------------------ ----------------------------
      1. Title of    2. Conver-  3. Trans-  4.  Trans-  5. Number of           6. Date Exercisable        7. Title and Amount of
         Derivative     sion or     action      action     Derivative             and Expiration             Underlying Securities
         Security       Exercise    Date        Code       Securities             Date (Month/Day/Year)      (Instr. 3 and 4)
        (Instr. 3)      Price of   (Month/     (Instr.     Acquired (A)
                        Derivative  Date/       8)         or Disposed of (D)
                        Security    Year)                 (Instr. 3, 4, and 5)
                                                       ----------- ----------- ------------ ----------- ---------- -----------------
                                                                                                                       Amount or
                                                                                Date        Expiration                 Number of
                                                         (A)           (D)      Exercisable Date         Title          Shares
      -------------- ----------- ---------- ---------- ----------- ----------- ------------ ---------- ----------- -----------------
      Stock Options    $1.525                                                      (2)       2/13/11     Common          30,000
      (Right to Buy)                                                                                     Stock
      -------------- ----------- ---------- ---------- ----------- ----------- ------------ ---------- ----------- -----------------
      4% Convertible   $6.00      10/31/01      P4     $50,000                     (2)       8/31/06     Common           8,333
      Subordinated                                                                                       Stock
      Notes
      -------------- ----------- ---------- ---------- ----------- ----------- ------------ ---------- ----------- -----------------
      4% Convertible   $6.00      10/31/01      P4     $50,000                     (2)       8/31/06     Common           8,333
      Subordinated                                                                                       Stock
      Notes
      -------------- ----------- ---------- ---------- ----------- ----------- ------------ ---------- ----------- -----------------

      -------------- ----------- ---------- ---------- ----------- ----------- ------------ ---------- ----------- -----------------

      -------------- ----------- ---------- ---------- ----------- ----------- ------------ ---------- ----------- -----------------


     -------------- ------------- ------------ ----------------
     8. Price of    9. Number     10 Owner-    11. Nature
        Deriv          of deriv-     ship          of Indirect
        ative          ative         Form of       Beneficial
        Sec-           Secur-        Deriv-        Ownership
        urity          ities         ative         (Instr. 4)
        (Inst.         Bene-         Security:
         5)            ficially      Direct
                       Owned         (D) or
                       at End        Indirect
                       of Year       (I)
                       (Instr. 4)    (Instr. 4)
    -------------- ------------- ------------ ----------------
                        30,000        D
    -------------- ------------- ------------ ----------------
                       $50,000        I       By trust f/b/o
                                              David Ehrlich (3)
    -------------- ------------- ------------ ----------------
                       $50,000        I       By trust f/b/o
                                              David Ehrlich (3)
    -------------- ------------- ------------ ----------------

    -------------- ------------- ------------ ----------------

(1) Represents part of 80,000 shares of the issuer's common stock held in trust or in a custodial account for Burtt Ehrlich's children. The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for the purposes of Section
         16 of the Securities Exchange Act of 1934 or otherwise.
(2)      Presently exercisable.
(3) The two convertible notes to which this report relates are held in trust for Burtt Ehrlich's children and are each $50,000 in principal amount and convertible into 8,333 shares of the issuer's common stock.
         The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for the purposes of
         Section 16 of the Securities Exchange Act of 1934 or otherwise.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one reporting person, See Instruction 5(b)(v).



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  /s/ Burtt R. Ehrlich    February 13, 2002
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                ---------------------   -----------------
                                                                                           **Signature of the      Date
                                                                                             Reporting Person



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